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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        -------------------------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1)
         OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                        -------------------------------

                          ORATEC INTERVENTIONS, INC.
                      (Name of Subject Company (Issuer))

                              ORCHID MERGER CORP.
                             SMITH & NEPHEW, INC.
                              SMITH & NEPHEW PLC
                     (Names of Filing Persons (Offerors))

                        -------------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)


                        -------------------------------
                                    68554M
                     (CUSIP Number of Class of Securities)


                        -------------------------------

                               James A. Ralston
                   Senior Vice President and General Counsel
                             Smith & Nephew, Inc.
                               1450 Brooks Road
                           Memphis, Tennessee 38116
                                (901) 396-2121

                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)


                                   Copy to:

                                   Pran Jha
                          Sidley Austin Brown & Wood
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

                           CALCULATION OF FILING FEE

      Transaction Valuation*: $330,715,063   Amount of Filing Fee: $66,143

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.001 per share, of ORATEC Interventions, Inc., including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, as amended, between ORATEC and American Stock Transfer and Trust Company, as rights agent (collectively, the "Shares"), at a price of $12.50 per Share in cash. The calculation assumes that all options and warrants to purchase Shares outstanding as of February 8, 2002 have been exercised, and the purchase of Shares issued in connection with such exercise. This calculation also assumes that the maximum number of Shares issuable under ORATEC's employee stock purchase plan prior to the expiration of the offer are issued and the purchase of such Shares. As of February 8, 2002, there were approximately 23,215,109 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50/th of one percent of the value of the transaction. /

[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid: Not applicable Filing Party: Not applicable Form or registration No.: Not applicable Date Filed: Not applicable

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]third-party tender offer subject to Rule 14d-1.

    [_]issuer tender offer subject to Rule 13e-4.

    [_]going-private transaction subject to Rule 13e-3.

    [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Orchid Merger Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Smith & Nephew, Inc., a Delaware corporation ("Smith & Nephew"), and an indirect wholly owned subsidiary of Smith & Nephew plc, a corporation organized under the laws of England and Wales ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.001 per share, of ORATEC Interventions, Inc., a Delaware corporation ("ORATEC"), including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, as amended, between ORATEC and American Stock Transfer & Trust Company, as rights agent (collectively, the "Shares"), at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

   During the past five years, none of Parent, Smith & Nephew or Purchaser, or any of their respective executive officers or directors listed on Schedule I to the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 10.  FINANCIAL STATEMENTS.

Not applicable.

Item 12.  EXHIBITS.

EXHIBIT NO. DESCRIPTION
----------- -----------
 (a)(1)(A)  Offer to Purchase dated February 22, 2002.
 (a)(1)(B)  Letter of Transmittal.
 (a)(1)(C)  Notice of Guaranteed Delivery.
 (a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
 (a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees.
 (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
            Form W-9.
 (a)(1)(G)  Form of Summary Advertisement as published on February 22, 2002.
 (a)(1)(H)  Text of press release issued by Smith & Nephew dated February 22, 2002.
  (b)(1)    Credit Agreement among Parent, Lloyds TSB Capital Markets as arrangers, Lloyds TSB Bank plc, as facility agent, and certain financial institutions listed on Schedule 1 thereto dated
            February 14, 2002.
  (d)(1)    Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew,
            Purchaser and ORATEC (incorporated by reference to Exhibit 2.1 to the Form 8-K of ORATEC
            Interventions, Inc. filed with the Securities and Exchange Commission on February 19, 2002
            (File No. 000-26745)).

EXHIBIT NO. DESCRIPTION
----------- -----------
  (d)(2)    Form of Stockholder Agreement dated as of February 13, 2002 by and among Smith &
            Nephew, Purchaser and certain stockholders of ORATEC (including a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the
            Stockholder Agreement entered into by such stockholder).
  (d)(3)    Confidentiality Agreement by and between Smith & Nephew and ORATEC dated as of
            November 13, 2001.
   (g)      None.
   (h)      None.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SMITH & NEPHEW PLC

                                          By: /s/ Peter Hooley
                                              ---------------------------------
                                              Name:  Peter Hooley
                                              Title: Finance Director

                                          SMITH & NEPHEW, INC.

                                          By: /s/ James A. Ralston
                                              ---------------------------------
                                              Name:  James A. Ralston
                                              Title: Senior Vice President and
                                                     General Counsel

                                          ORCHID MERGER CORP.

                                          By: /s/ James A. Ralston
                                              ---------------------------------
                                              Name:  James A. Ralston
                                              Title: Senior Vice President,
                                                     Secretary and General
                                                     Counsel

Date: February 22, 2002

                                 EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION
----------- -----------
 (a)(1)(A)  Offer to Purchase dated February 22, 2002.
 (a)(1)(B)  Letter of Transmittal.
 (a)(1)(C)  Notice of Guaranteed Delivery.
 (a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
 (a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees.
 (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (a)(1)(G)  Form of Summary Advertisement as published on February 22, 2002.
 (a)(1)(H)  Text of press release issued by Smith & Nephew dated February 22, 2002.
 (b)(1)     Credit Agreement among Parent, Lloyds TSB Capital Markets as arrangers, Lloyds TSB Bank plc, as facility agent, and certain financial institutions listed on Schedule 1 thereto dated
            February 14, 2002.
 (d)(1)     Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew,
            Purchaser and ORATEC (incorporated by reference to Exhibit 2.1 to the Form 8-K of ORATEC
            Interventions, Inc. filed with the Securities and Exchange Commission on February 19, 2002
            (File No. 000-26745)).
 (d)(2)     Form of Stockholder Agreement dated as of February 13, 2002 by and among Smith &
            Nephew, Purchaser and certain stockholders of ORATEC (including a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the
            Stockholder Agreement entered into by such stockholder).
 (d)(3)     Confidentiality Agreement by and between Smith & Nephew and ORATEC dated as of
            November 13, 2001.
 (g)        None.
 (h)        None.

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